SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549


                                       SCHEDULE 13G


                          Under the Securities Exchange Act of 1934

                                      (Amendment No. 2)*

                                     	VCA ANTECH
                                      (Name of Issuer)

                                        Common Stock

_______________________________________________________________________
                                (Title of Class of Securities

                                         918194101
                                       (CUSIP Number)

                                     29 February 2008
_______________________________________________________________________
                 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

    X	Rule 13d-1(b)

        Rule 13d-1(c)


        Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities
Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)


CUSIP No. 918194101
____________________________________________________________________________

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

........Baillie Gifford & Co ....(Scottish partnership)......................
_____________________________________________________________________________
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ........................................................................

(b) ........................................................................
_____________________________________________________________________________
3. SEC Use Only
_____________________________________________________________________________
4. Citizenship or Place of Organization

SCOTLAND UK
_____________________________________________________________________________
Number of        	5. Sole Voting Power        7062741
Shares Bene          ________________________________________________________
ficially by	        6. Shared Voting Power          0
Owned by Each    ____________________________________________________________
Reporting 	        7. Sole Dispositive Power    8668724
Person With: 	_____________________________________________________________
		        8. Shared Dispositive Power     0
_____________________________________________________________________________

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                         8668724 common stock

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)           10.29%
______________________________________________________________________________

12. Type of Reporting Person (See Instructions)			IA
.._____________________________________________________________________________










...............................................................................





Item 1.
      (a) Name of Issuer   VCA ANTECH

      (b) Address of Issuers Principal Executive Offices
      	12401 WEST OLYMPIC BOULEVARD
	LOS ANGELES CA 90064-1022

Item 2.
      (a) Name of Person Filing			Baillie Gifford & Co

      (b) Address of Principal Business Office or, if none, Residence

                                                            Calton Square
      							    1 Greenside Row
      							    Edinburgh EH1 3AN
      							    Scotland
      							    UK

      (c) Citizenship					    See Row (4) on page 2.

      (d) Title of Class of Securities			    See cover page.

      (e) CUSIP Number   				    See cover page.

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


(a) 		Broker or dealer registered under section 15 of the Act
                (15 U.S.C. 78o).


(b) 		Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).


(c) 		Insurance company as defined in section 3(a)(19) of the Act
                (15 U.S.C. 78c).


(d) 		Investment company registered under section 8 of the Investment
                Company Act of 1940 (15 U.S.C 80a-8).


(e) 	X	An investment adviser in accordance with rule 240.13d-1(b)(1)(ii)(E)


(f) 		An employee benefit plan or endowment fund in accordance with with 240.13d-1(b)(1)(ii)(F)


(g) 		A parent holding company or control person in accordance with rule 240.13d-1(b) (1)(ii)(G)


(h) 		A savings associations as defined in Section 3(b) of the Federal
                Deposit Insurance Act (12 U.S.C. 1813)


(i) 	        A church plan that is excluded from the definition of an
                investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)


(j)		Group in accordance with rule 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 	see row (9) on page 2.

(b)	Percent of Class:		see row (11) on page 2.

(c)	Number of shares as to which the person has:
(i) 	Sole power to vote or to direct the vote
	See row (5) on page 2.
(ii)	Shared power to vote or to direct the vote
	See row (6) on page 2
(iii)	Sole power to dispose or to direct the disposition of
	See row (7) on page 2
(iv)	Shared power to dispose or to direct the disposition of
	See row (8) on page 2


Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Securities reported on this Schedule 13G as being beneficially owned by Baillie Gifford & Co. are held by Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company Not applicable.

Item 8. Identification and Classification of Members of the Group
Not applicable.

Item 9. Notice of Dissolution of Group
Not applicable.

Item 10. Certification



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

BAILLIE GIFFORD & CO

			By:	Andrew Telfer

Name:	Andrew Telfer
Title:	Partner

Dated: 6 March 2008